Filed by LogMeIn, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Companies: LogMeIn, Inc.

(Commission File No. 001-34391)

This filing relates to a proposed business combination involving

LogMeIn, Inc., Citrix Systems, Inc. and GetGo, Inc.

The following email was sent to all global employees of LogMeIn, Inc. on September 27, 2016.

Hi everyone,

One of the guiding principles of integration planning is our commitment to frequent and transparent communications throughout the process. With that, I’m excited today to share a key milestone in the GetGo and LogMeIn integration planning. This morning we are announcing the senior leadership team that will lead the new combined company following the close of our proposed merger, which we continue to expect will occur in early Q1 of next year. You’ll be hearing more details in the coming days and weeks, but I wanted to take a minute to share the news.

When we first announced the deal in July, we discussed the fact that Ed and I would be the CFO and CEO, respectively, and that leaders from both of our great companies would be chosen to be part of a new management team – a team specifically designed to lead a billion-dollar industry leader and one of the world’s preeminent SaaS companies. As I set about to select this team, I saw a unique opportunity to bring together proven leaders that would exemplify the “best of both” approach we’re taking in all aspects of our integration planning efforts.

So you will see some familiar faces serving in the same senior management roles in the new combined company: Larry D’Angelo (SVP, Sales), Michael Donahue (SVP, General Counsel, Secretary), TJ Ewing (Chief People Officer), Sean Ford (Chief Marketing Officer), Tara Haas (Chief of Staff), Chris Manton-Jones (SVP, International), Rob Lawrence (SVP, Strategy & Corporate Development), and Sandor Palfy (Chief Technology Officer) will all continue in their current roles post-close.

These leaders will be joined by some very talented and accomplished leaders from GetGo, including Chris Battles (as Chief Product Officer), James Lok (as SVP Engineering) and Scott Romesser (as Integration Management Officer and SVP of Customer Care). I’ve gotten a chance to know Chris, James and Scott over the last six months and I’m very excited to have leaders of their caliber to lead their respective functions. They will all be in Boston this week to begin meeting the teams and I expect Chris and James to head heading to Budapest next month. Chris, James and Scott will report directly to me.

Also joining from the GetGo management team will be Bernd Christiansen (as Chief Innovation Officer), Jennifer Lovette (as Senior Director, Integration Management) and Maria Nguyen (as VP of Strategy).

We will also be taking advantage of the merger to more formally define and empower our Line of Business teams—teams of product, engineering, sales and marketing leaders for each of our lines of business. A business of this scale requires hands-on leadership and accountability at the line of business level, and as part of our merger I intend to give our line of business teams more formal decision rights so they can play a bigger role in driving their respective businesses. I’ve asked Matt Kaplan to lead an effort, working with me and others on my team over the next sixty days, to define the structure and decision rights of these teams, and upon close, Matt will assume leadership of one of these teams. As these critical business leadership roles are further defined, we’ll begin the search for other candidates internally (from both GetGo and LogMeIn) to join Matt.

We’ll provide additional details on these roles as we get further into the integration process. In the meantime, it’s important to remember that until close, we remain separate companies. Both of LogMeIn and GetGo’s current senior management teams remain in place until post-close, and both are focused on leading their respective functions and companies to a strong and successful finish to 2016.

Thanks for your continued focus, hard work and support during this exciting chapter of our company’s growth story. We’ll be sharing another integration update within the next few weeks.

Bill

/s/ William R. Wagner

Forward-Looking Statements

This communication contains “forward-looking statements” concerning LogMeIn, Inc. (“LMI”), Citrix Systems, Inc. (“Citrix”), GetGo, Inc. (“GetGo”), the proposed transactions and other matters. All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the current expectations, beliefs and assumptions of the management of LMI, Citrix and GetGo concerning future developments, business conditions, the Company’s plans to issue dividends in connection with the transaction, and their potential effects. There can be no assurance that future developments affecting the parties will be those that the parties anticipate.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that LMI’s stockholders may not approve the issuance of the Company common stock in connection with the proposed merger, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger, including Citrix’s distribution of the shares of GetGo, may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed transactions, (6) failure to realize the estimated synergies or growth from the proposed transactions or that such benefits may take longer to realize than expected, (7) risks related to unanticipated costs of integration of GetGo by LMI, (8) the effect of the announcement of the proposed transactions or the consummation of the proposed transactions on the ability of LMI and Citrix to retain and hire key personnel and maintain relationships with their key business partners and customers, and on their operating results and businesses generally, (9) the length of time necessary to consummate the proposed transactions, (10) adverse trends in economic conditions generally or in the industries in which the LMI and Citrix operate, (11) adverse changes to, or interruptions in, relationships with third parties unrelated to the announcement, (12) LMI’s ability to compete effectively and successfully and to add new products and services, (13) LMI’s ability to successfully manage and integrate acquisitions, (14) the ability to attract new customers and retain existing customers in the manner anticipated, (15) unanticipated changes relating to competitive factors in the parties’ industries, and (16) the business interruptions in connection with the LMI’s technology systems. Discussions of additional risks and uncertainties are contained in LMI’s, Citrix’s and GetGo’s filings with the U.S. Securities and Exchange Commission (the “SEC”). None of LMI, Citrix or GetGo is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction, LogMeIn and GetGo intend to file registration statements with the SEC. LogMeIn will also file a proxy statement. Citrix stockholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and LogMeIn stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about LogMeIn, GetGo, Citrix and the proposed transactions. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transactions (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) can also be obtained free of charge from Citrix upon written request to Investor Relations, 851 Cypress Creek Road, Fort Lauderdale, FL 33309, or by calling (954) 229-5758 or upon written request to LogMeIn, Investor Relations, 320 Summer Street, Boston, MA 02210 or by calling (781) 897-0694.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of LogMeIn. However, LogMeIn, Citrix and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of LogMeIn in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of LogMeIn in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the [proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Citrix may be found in its Annual Report on Form 10-K filed with the SEC on February 18, 2016, and its definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on April 29, 2016. Information about the directors and executive officers of LogMeIn may be found in its Annual Report on Form 10-K filed with the SEC on February 19, 2016, and its definitive proxy statement relating to its 2016 Annual Meeting of Stockholders filed with the SEC on April 8, 2016.